SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2002

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Translation of Registrant’s Name Into English)

No. 1, R&D Road 1
Science-Based Industrial Park
Hsinchu, Taiwan
Republic of China
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ✓            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No ✓

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ChipMOS TECHNOLOGIES (Bermuda) LTD.
(Registrant)

Date: December 24, 2002	By: /s/ S.J. CHENG
Name: S. J. Cheng Title: Deputy Chairman & Chief Executive Officer

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EXHIBITS

Exhibit Number		Page

1.1	Press Release	4

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Exhibit 1.1
For Immediate Release

Contact:

ChipMOS TECHNOLOGIES (Bermuda) LTD.	Thomson Financial Corporate Group

Investor Relations/Media Relations	Investor Relations	Investor Relations

Dr. S.K. Chen	In US:	In Hong Kong:

886-6-507-7712	Mark Jones	Andrew Mak

s.k._chen@chipmos.com.tw	1-212-807 5027	852-2905 3181
	mark.p.jones@tfn.com	andrew.mak@tfn.com.hk

ChipMOS Taiwan To Acquire Interest in ThaiLin
- Transaction significantly enhances IC testing capacity—

Hsinchu, Taiwan, December 24, 2002—ChipMOS TECHNOLOGIES (Bermuda) LTD. (Nasdaq: IMOS) (“ChipMOS/Bermuda”) today announced that its 70% owned subsidiary, ChipMOS Technologies Inc. (“ChipMOS Taiwan”), will acquire a more than 40% direct stake in ThaiLin Semiconductor Corp. (“ThaiLin”), a semiconductor testing services company listed on the OTC market in Taiwan. ChipMOS Taiwan will pay NT$668.4 million for the stakes by taking all of a private placement of 83,550,000 shares issued by ThaiLin at NT$8.0 per share, representing 41% of the total outstanding shares. ChipMOS Taiwan and ThaiLin signed the Stock Purchasing Agreement, which included details of the acquisition process, and other related documents today. The transaction is expected to close by the end of the fourth quarter 2002.

“The acquisition of ThaiLin offers a unique opportunity to further strengthen the IC testing capabilities of ChipMOS/Bermuda. ThaiLin is a dedicated IC testing company with technological expertise in memory IC testing and a stable customer base. The acquisition will not only enhance our competitiveness in IC testing industry but will also broaden our customer bases worldwide. In the mean time, our leadership in IC memory testing industry will be further strengthened as our testing capacity and throughput will be significantly enhanced upon the completion of the acquisition,” said S.J. Cheng, deputy chairman and chief executive officer of ChipMOS/Bermuda.

“ For ThaiLin’s current customers, this acquisition will offer a broader set of solutions to meet their increasing demands by allowing them to tap into the capabilities of ChipMOS/Bermuda,” added Mr. Cheng.

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The acquisition will be effective after the approval of ThaiLin’s shareholder’s meeting on December 30. ChipMOS Taiwan will then take part in the operation of ThaiLin and transfer necessary technologies to strengthen its management team, and upgrade its technology to expand business scope.

About ChipMOS TECHNOLOGIES (Bermuda) LTD.

ChipMOS/Bermuda is a leading provider of semiconductor testing and assembly services to customers in Taiwan, Japan and the U.S. With advanced facilities in the Hsinchu and Tainan Science-Based Industrial Parks in Taiwan, ChipMOS/Bermuda and its subsidiaries provide testing and assembly services to a broad range of customers, including leading fabless semiconductor companies, integrated device manufacturers and independent semiconductor foundries. For more information, please visit its company website at http://www.chipmos.com.tw

About ThaiLin Semiconductor Corp.

Established in 1996, ThaiLin is a provider of semiconductor testing services primarily for semiconductors memory products, including DRAM, SRAM, and Flash. ThaiLin currently serves prominent names in the industry, such as UMC, Powerchip, Vanguard, Elite Semiconductor Technology Inc., Vigour Technology Corp., and etc. Its shares are listed on the OTC market of the Taiwan Stock Exchange. For more information, please visit the Company’s website at http://www.thailin.com.tw

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